UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)) UNDER THE

SECURITIES EXCHANGE ACT OF 1934

THERAPEUTICSMD, INC.

(Name of Issuer)

Common Stock, $0.001 Par Value Per Share

(Title of Class of Securities)

88338n 10 7

(CUSIP Number)

ROBERT J. SMITH

13650 Fiddlesticks Blvd.

Suite 202-324

Ft. Myers, FL 33912

(417) 849-1005

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 24, 2012

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88338N 10 7	Page 2 of 8 Pages

1.		Name of Reporting Persons. Robert J. Smith
2.		Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.		SEC Use Only
4.		Source of Funds PF – Personal Funds
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 8,304,334
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 8,304,334
	10.	Shared Dispositive Power -0-
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 8,304,334
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.		Percent of Class Represented by Amount of Row (11) 9.36%
14.		Type of Reporting Person IN

CUSIP No. 88338N 10 7	Page 3 of 8 Pages

1.		Name of Reporting Persons. Energy Capital, LLC, an entity solely controlled by Robert J. Smith
2.		Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.		SEC Use Only
4.		Source of Funds PF – Personal Funds
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,231,591
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 4,231,591
	10.	Shared Dispositive Power -0-
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 4,231,591
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.		Percent of Class Represented by Amount of Row (11) 5.00%
14.		Type of Reporting Person OO

CUSIP No. 88338N 10 7	Page 4 of 8 Pages

1.		Name of Reporting Persons. Plato & Associates, LLC, an entity solely controlled by Robert J. Smith
2.		Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.		SEC Use Only
4.		Source of Funds PF – Personal Funds
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,072,743
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 4,072,743
	10.	Shared Dispositive Power -0-
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 4,072,743
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.		Percent of Class Represented by Amount of Row (11) 4.59%
14.		Type of Reporting Person OO

CUSIP No. 88338N 10 7	Page 5 of 8 Pages

Item 1. Security and Issuer

The class of equity securities to which this Schedule 13D relates is the common stock, $0.001 par value, of TherapeuticsMD, Inc., a Nevada corporation ("Company" or "Issuer"). The address of the principal executive office of the Company is 951 Broken Sound Parkway NW, Suite 320, Boca Raton, FL 33487.

Item 2. Identity and Background.

(a) Names: Robert J. Smith, Energy Capital, LLC ("Energy Capital") and Plato & Associates, LLC ("Plato"), entities solely controlled by Mr. Smith (the "Reporting Persons").

(b) Residence or Business Address of Reporting Persons:

13650 Fiddlesticks Blvd., Suite 202-324, Ft. Myers, FL 33912.

(c) Present principal occupation or employment of Reporting Persons: Business development and investments.

(d) During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding violation with respect to such laws.

(f) Citizenship: Mr. Smith is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

PF-Personal Funds

Acquisition of Shares of the Issuer

Energy Capital owned a convertible promissory note in the principal amount of $105,000 (the "Note"). On October 18, 2011, the Company and Energy Capital, on behalf of itself and its assigns, entered into a Debt Conversion Agreement to convert the Note into an aggregate of 10,000,000 shares. Of those shares, Energy Capital received 7,750,000 shares. Between November 2011 and the filing date hereof, Energy Capital sold and/or transferred 3,518,409 shares in public and private transactions, resulting in a current ownership of 4,231,591 shares. (For further information, see the Company's Current Report on Form 8K filed with the Commission on October 24, 2011, as amended, and exhibits thereto which are incorporated herein by reference.)

CUSIP No. 88338N 10 7	Page 6 of 8 Pages

Acquisition of Derivative Securities of the Issuer

Common Stock Purchase Warrant ("Warrant")

On June 2, 2011, VitaMedMD, LLC, a Delaware limited liability company ("VitaMed") issued Plato a Warrant for 100,000 units of VitaMed. On October 4, 2011, the Company closed an Agreement and Plan of Merger ("Merger Agreement") with VitaMed and assumed and re-issued the Warrant pursuant to the terms of the Merger Agreement and the Conversion Ratio determined therein. As a result, Plato owns a Warrant for 122,743 underlying shares of the Company's Common Stock at an exercise price of $0.407355 per share. The underlying shares of the ten-year Warrant were fully vested at issuance. The Warrant was issued in connection with a loan made to VitaMed on June 2, 2011 in the principal amount of $500,000. The loan was repaid on July 18, 2011 from the proceeds of a $500,000 loan made by Plato to VitaMed. The loan bears interest at the rate of six percent (6%) per annum and is due on July 17, 2012. (For further information, see the Company's Current Report on Form 8K filed with the Commission on October 24, 2011, as amended, and exhibits thereto which are incorporated herein by reference.)

On February 24, 2012, the Company sold and issued a Secured Promissory Note (the "Note") to Plato in the principal base amount of $1,357,110 (the "Principal Base Amount(s)") pursuant to the terms of that certain Note Purchase Agreement (the "Note Purchase Agreement") of even date therewith. As consideration for the Note, Plato wired $500,000 cash and surrendered certain promissory notes previously issued by the Company in the aggregated amount of $857,110 (collectively known as the "Prior Notes"). The Principal Base Amount of the Note, plus any and all additional advances made to the Company thereafter (the "Aggregated Principal Amount"), together with accrued interest at the annual rate of six percent (6%), is due in one lump sum payment twenty-four (24) months from the date of issuance of the Note (the "Maturity Date"). As security for the Company’s obligations under the Note Purchase Agreement and the Note, the Company entered into a Security Agreement of even date therewith and pledged all of its assets, tangible and intangible, as further described therein. As an inducement for Plato to lend additional funds to the Company as outlined therein on Schedule I to the Note Purchase Agreement, and for Plato's leniency to, in essence, extend the maturity date of the Prior Notes for an additional twenty-four month period, Plato and its assigns will receive a Warrant(s) to purchase an aggregate of 4,500,000 Shares, of which Plato will be issued a Warrant for 3,950,000 Shares. The Warrant shall terminate on the date that is five (5) years from the date of the issuance of the Note and shall have an exercise price of $0.38 per share. (For further information, see the Company's Current Report on Form 8K filed with the Commission on February 24, 2012 and exhibits thereto which are incorporated herein by reference.)

Item 4. Purpose of Transaction.

See Item 3 above.

The Reporting Persons have no plans which relate to or would result in:

(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

CUSIP No. 88338N 10 7	Page 7 of 8 Pages

(c) A sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries;

(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the issuer;

(f) Any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a) Mr. Smith owns zero shares directly, but beneficially owns 4,231,591 shares of the Company's Common Stock through Energy Capital. He also indirectly owns Warrants through Plato for the purchase of an additional 4,072,743 shares of the Company's Common Stock bringing his beneficial ownership to an aggregate of 8,304,334 shares. The percentage of class for Mr. Smith is 9.36% and is based on 88,681,569 shares which would be outstanding if the abovementioned Warrants were exercised.

(b) Mr. Smith has sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the 8,304,334 shares of the Company's Common Stock owned indirectly or to be acquired indirectly by him through the exercise of the Warrants. (See Rows 7-10 of page 2 herein.)

(c) Please see Item 3 above for the description of the transaction relative to the shares and derivative securities acquired by the Reporting Persons.

(d) The Reporting Persons know of no other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares or derivative securities.

(e) Not applicable.

CUSIP No. 88338N 10 7	Page 8 of 8 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Issuer

Except for as outlined herein, the Reporting Persons have no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Date of Document	Description of Document
10.0	07/18/11	Agreement and Plan of Merger by and among AMHN, Inc., VitaMedMD, LLC and VitaMed Acquisition, LLC(1)
10.1	n/a	Common Stock Purchase Warrant, form of(2)
10.2	10/18/11	Debt Conversion Agreement(3)
10.3	02/24/12	Note Purchase Agreement(4)
10.4	02/24/12	Security Agreement(4)
10.5	02/24/12	Secured Promissory Note, form of(4)
10.6	02/24/12	Common Stock Purchase Warrant, form of(4)

(1) Filed as an exhibit to the Company's Current Report on Form 8-K filed with the Commission on July 21, 2011, which report and exhibits are incorporated herein by reference.

(2) Filed as an exhibit to the Company's Current Report on Form 8-K filed with the Commission on October 11, 2011, which report and exhibits are incorporated herein by reference.

(3) Filed as an exhibit to the Company's Current Report on Form 8-K filed with the Commission on October 24, 2011, which report and exhibits are incorporated herein by reference.

(4) Filed as an exhibit to the Company's Current Report on Form 8-K filed with the Commission on February 24, 2012, which report and exhibits are incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 28, 2012	By:	/s/Robert J. Smith
Robert J. Smith, an individual, and as
Sole Member of S. J. Capital, LLC and
Sole Member of Plato & Associates, LLC